CEN BIOTECH, INC.

April 11, 2016

Suzanne Hayes, Assistant Director

Office of Healthcare and Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

CEN Biotech, Inc. (the “Company” or “CEN”)

Form 10-12G – Responses to Fourth Round of SEC Comments

File No.: 001-37567

Dear Ms. Hayes:

Below please find the responses of CEN Biotech, Inc. to the fourth round of SEC Comments related to CEN Biotech, Inc.’s Form 10-12G Registration filing.

1.

Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

RESPONSE:

The updated financial statements shall be uploaded with the Form 10 and Exhibit 99.1.

2.

We continue to evaluate your response to prior comment 2 and whether the distributions of your common and preferred stock were conducted on a pro rata basis. Please provide us your assessment as to whether the relative interests in the preferred shares and common shares changed as a result of Mr. Chaaban’s waiver of the voting rights linked to his shares. Also, assess whether Mr. Chaaban’s waiver resulted in CEN Biotech preferred shares having less value and the CEN Biotech common shares having greater value. As referenced in your prior response, please also provide us the shareholder list for your common stock as of the spin-off record date. As for the preferred shares, provide us a response that (i) identifies each preferred shareholder in Creative Edge Nutrition and (ii) indicates the number of preferred shares they held in Creative Edge, and the number they received in CEN Biotech, as of the spin-off date.

RESPONSE

The 100,000 CEN Biotech, Inc. preferred shares that were waived by Bill Chaaban were specifically authorized via a Director’s Resolution dated December 18, 2014, prior to any discussion (or even contemplation) about whether CEN would spin-off from Creative Edge. The Preferred shares were originally authorized as a mechanism to maintain control of the Company and prevent any attempt at a hostile takeover of the Company. Consequently, these shares had been contemplated long before the contemplation of the spin-off from Creative Edge.

Once it was determined that CEN would spin-off from Creative Edge Nutrition, Inc., it was determined that the CEN preferred shares could have a negative effect on the pro-rata distribution requirement for registration exemption. That being the case, Mr. Chaaban waived all rights to the shares themselves in order to maintain the status quo of the pro-rata distribution. It seems that the Commission may be under the impression that Mr. Chaaban waived only the voting rights of the preferred shares, but maintained ownership of the shares themselves; that impression would be incorrect. Again, Mr. Chaaban irrevocably waived all ownership rights to the 100,000 Preferred Shares authorized on December 18, 2014. (A copy of the Waiver Agreement is attached to Exhibit 99 filed contemporaneous to the filing of this Response).

When James Robinson took over as President and CEO of Creative Edge Nutrition on December 31, 2014, he received 500,000 shares of Creative Edge Nutrition, Inc. preferred shares (hereafter the “Creative Preferred Shares”), which he maintains today. At the outset of the calculation of the CEN Biotech shares to be issued to each Creative Edge shareholder as a result of the spin-off’s pro-rata distribution, Mr. Robinson’s Creative Preferred Shares had not received a corresponding designation of comparable CEN shares at the 700 to 1 ratio. At a 700 to 1 ratio, the 500,000 Creative Preferred Shares equate to 714.29 CEN shares, which as with the other shares must be rounded off to 714 Cen shares. Operating under the assumption that like shares should be issued for like shares, CEN Biotech has since seen fit to issue Mr. Robinson 714 of the 100,000 preferred shares of CEN previously authorized on December 18, 2014. Mr. Robinson will receive no special voting rights under these shares, and in fact waived any special voting rights in these shares in order to maintain the integrity of the pro-rata distribution requirement.

James Robinson is the only owner of 714 preferred shares in CEN pursuant to the pro rata distribution resulting from his 500,000 Creative Edge Nutrition shares.

Information Statement Cover page

3.

Please revise the cover page, and other disclosures in the filing, to identify the date when the spin-off occurred. Also, revise the bottom of the cover page to disclose, as applicable, the date when you first mailed the information statement to Creative shareholders.

RESPONSE:

The cover page and other disclosures in the filing have been revised to identify the date when the spin-off occurred, and where applicable, the date when the information statement was provided to Creative shareholders.

Will there be any shares of special voting stock outstanding?, page 7

4.

Your response to prior comment 5 indicates that Mr. Chaaban waived his rights to the Special Voting Shares and that he will only receive common shares in CEN Biotech. The disclosure on page 7; however, indicates that he will receive Special Voting Shares but that he has waived the voting rights linked to those preferred shares. Accordingly, please revise the disclosures on pages 7, 9, 28 and elsewhere, as applicable, to clarify whether preferred shares were issued to Mr. Chaaban in the spin-off. Also, clarify in your disclosures whether Mr. Chaaban’s waiver of the voting rights is irrevocable. Please file Mr. Chabban’s waiver agreement as an exhibit to the Form 10. Refer to Regulation S-K, Item 601(b)(4).

RESPONSE:

The registration statement has been revised to clarify that Mr. Chaaban has waived all ownership rights to preferred shares in CEN Biotech originally authorized on December 18, 2014. This waiver is irrevocable. (See Waiver Agreement as an Exhibit to the 99). Thus, no preferred shares were issued to Mr. Chaaban in the spin-off. This waiver does not apply to any future preferred shares that may be authorized by CEN Biotech.

Management’s Discussion and Analysis…, page 20

5.

Your response to prior comment 6 represents that you will file as exhibits the (i) $600,872 loan agreement disclosed on pages 28 and 52 and the (ii) $612,000 loan agreement disclosed on page 28. Please file these agreements with your amendment.

RESPONSE:

The 2 requested loan agreements for, (i) the $600,872 loan, and (ii) the $612,000 will be added to Exhibit 10.8 and 10.9 of Exhibit 99 with the other loan agreements.

Summary Executive Compensation, page 27

6.

We note your response to prior comment 7 indicating that Mr. Chaaban has waived his fiscal 2015 compensation. Please revise page 27 to include Mr. Chaaban’s compensation information for 2015 and disclose the waiver.

RESPONSE:

Page 27 of the filing has been revised to include Mr. Chaaban’s compensation information for 2015.

7.

Your response to prior comment 8 indicates that Mr. Chabban has rescinded any stock awards that would derive from section 2(a) of his employment agreement. Please revise to disclose that Mr. Chaaban has rescinded this stock-based compensation and file the amendment to the employment agreement as an exhibit to the registration statement.

RESPONSE:

The filing has been revised to disclose that Mr. Chaaban has rescinded the stock-based compensation and the amendment to the employment agreement has been filed as Exhibit 10.10 of Exhibit 99.

If you have any other questions, or require anything further, please feel free to call me at (226) 344-0660.

Sincerely,

/s/ Bill Chaaban

____________________________

Bill Chaaban

President

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